

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2017

Richard M. Brand
Joshua A. Apfelroth
Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, New York 10281

> **Re: Safe Bulkers, Inc.**
> **Schedule TO-I**
> **Filed March 9, 2017**
> **File No. 5-84684**

Dear Mr. Brand and Mr. Apfelroth:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has reviewed the filing listed above. All defined terms have the same meaning as in your filing, unless otherwise noted.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Schedule TO – General

1. Please explain why you do not believe this exchange offer is subject to Rule 13e-3. We note that although the subject securities are being exchanged for common shares of Safe Bulkers, the offer consideration also includes $22.50 in cash. The Rule 13e-3(g)(2) exception for exchange offers would therefore not appear to be available for this offer. Absent contrary facts, in assessing the effects of an offer for all subject securities for purposes the reasonable likelihood analysis under Rule 13e-3, we generally assume full participation in the offer. We also note your disclosure that the offer may cause the number of outstanding Series B Preferred Shares to fall below the requirements for listing of such Shares on the NYSE.

Offer to Exchange – Conditions of the Exchange Offer, page 17

2.   Refer to the offer conditions set forth in the last and second to last bullets on page 18. As written, we understand the conditions to mean (when read in connection with the first paragraph of this section) that the exchange offer may be terminated if the share price of the Common Stock on the NYSE does NOT increase by more than 25%, as measured from the close of trading on the last day before this offer commenced. Similarly, the exchange offer may be terminated if the share price of the Preferred Shares does NOT decrease by more than 10% from that measurement date. Please confirm this is the intended reading of these conditions, or revise.

3.   See the last comment above. It would be helpful to clarify, for both conditions, as of what date the decrease/increase in share price would be measured. For example, if the share price of the Common Stock increases by 30% on day fifteen of the offer period, but is back down to below 20% increase at expiration of the exchange offer, is the condition triggered, such that the issuer could terminate this exchange offer? Please revise to clarify.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions about these comments or your filing to me at 202-551-3263.

                                                Sincerely,

                                                /s/ Christina Chalk

                                                Christina Chalk
                                                Senior Special Counsel
                                                Office of Mergers and Acquisitions